FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from January 1, 2018 to January 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 9, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from January 1, 2018 to January 31, 2018 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on February 9, 2018]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of January 31, 2018

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (October 30, 2017) (Period of repurchase: from November 15, 2017 to March 30, 2018 (excluding the ten business days following the announcement of each quarterly financial results))		70,000,000	50,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) January 4 January 5 January 9 January 10 January 11 January 12 January 15 January 16 January 17	1,480,000 1,400,000 1,200,000 1,200,000 1,180,000 1,200,000 1,280,000 1,270,600 640,000	1,011,051,450 987,011,670 863,767,750 869,226,280 856,626,440 874,611,000 948,348,220 942,335,980 470,350,600

Total	—	10,850,600	7,823,329,390

Aggregate shares repurchased as of the end of this reporting month	70,000,000		46,728,784,860

Progress of share repurchase (%)	100.0		93.5

2.	Status of disposition

as of January 31, 2018

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date)

January 4

January 5

January 9

January 10

January 11

January 12

January 15

January 17

January 18

January 19

January 22

January 23

January 24

January 25

January 26

January 29

January 30

January 31

		1,000 16,100 2,000 58,900 49,700 31,500 5,700 69,900 23,300 3,000 7,100 9,200 12,200 10,700 17,800 87,400 6,000 12,100	298,000 16,100 598,000 949,900 5,999,700 1,516,500 1,195,700 960,900 320,300 897,000 7,100 1,199,200 607,200 1,497,700 910,800 87,400 1,794,000 2,544,600

Subtotal	—	423,600	21,400,100

Total	—	423,600	21,400,100

3.	Status of shares held in treasury

as of January 31, 2018

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,643,562,601
Number of shares held in treasury	253,340,571